

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 15, 2009

Mr. Evan D. Masyr
Senior Vice President and Chief Financial Officer
Salem Communications Corporation
4880 Santa Rosa Road Suite 300
Camarillo, CA 93012

      RE: **Salem Communications Corporation**
              Form 10-K for the year ended December 31, 2008
              Filed March 13, 2009
              File No. 0-26497

Dear Mr. Masyr:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. We note that you have included all exhibits within the body of your 10-K filing. In future filings, please file all exhibits to your periodic and current reports as separate documents within your EDGAR submission.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and indefinite lived intangible assets, page 26

2. We note that Broadcast Licenses accounted for 65% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you performed your annual impairment test in the fourth quarter of 2008 and concluded that certain licenses were not impaired.

    In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

    - The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

    - Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

    - The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

    - For each unit of account with a significant license balance that you believe is not at risk of having and impairment, please disclose that fact in your critical accounting policies.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 1. Accounting for upgrades of radio station and network assets, page 46

3. Please tell us the nature and amounts of the upgrade costs capitalized and included in FCC licenses.

Note 13. Consolidating Financial Information, page 74

4. Please provide the consolidating balance sheet as of December 31, 2007, consolidating statements of operations for the year ended December 31, 2007 and 2006 and statements of cash flows for the year ended December 31, 2008, 2007 and 2006. Refer to Rule 3-10(i)(1) and (2) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of goodwill and indefinite-lived assets, page 25

5. We note that you took a significant license impairment charge in the second quarter of fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should discuss the primary drivers in your assumptions that resulted in the license impairment charge. For instance, did you significantly reduce projected future revenues including growth expectations or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Note 16. Consolidating Financial Information, page 18

6. Please provide the consolidating balance sheet as of December 31, 2008, consolidating statements of operations for the six months ended June 30, 2008 and statements of cash flows for the six months ended June 30, 2009 and 2008. Refer to Rule 3-10(i)(1) and (2) of Regulation S-X.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director